UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )

BMC Fund, Inc.

(Name of Issuer)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

J. Edgar Broyhill II

Anvil Venture Group, L.P.

723 Coliseum Drive, Suite 101

Winston-Salem, NC 27106

(336) 972-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Anvil Venture Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 849,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 849,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.21%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Hermitage Court, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,869
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.91%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Eastwind Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 699,715
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 699,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.18%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Martha Sutton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Richard Stevens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,448
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Jan E. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,361
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,361
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.64%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Michael H. Dickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 206,001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 206,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.18%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Robert Dickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 206,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 206,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.18%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Harvey F. Gortner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,171
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.84%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

1	NAME OF REPORTING PERSON Terri Kenefsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 140,171
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 140,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.84%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. N/A

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $5.00 per share (the “Shares”), of BMC Fund, Inc., a North Carolina corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 800 Hickory Blvd. SW, Lenoir, North Carolina 28645.

Item 2.	Identity and Background.

(a) This Statement is being jointly filed by each of the following persons:

(i)	Anvil Venture Group, L.P., a North Carolina limited partnership (“Anvil”), with respect to the Shares directly and beneficially owned by it;

(ii)	Hermitage Court, LLC, a North Carolina limited liability company, with respect to the Shares directly and beneficially owned by it (“Hermitage”);

(iii)	Eastwind Investments, LLC, a North Carolina limited liability company (“Eastwind”), with respect to the Shares directly and beneficially owned by it;

(iv)	Martha Sutton;

(v)	Richard Stevens;

(vi)	Jan E. Gordon;

(vii)	Michael H. Dickson;

(viii)	Robert Dickson;

(ix)	Harvey F. Gortner; and

(x)	Terri Kenefsky.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Agreement, as further described in Item 6. The Reporting Persons have also entered into a Joint Filing Agreement, dated as of February 18, 2021 a copy of which is filed with this Schedule 13D as Exhibit 99.2, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance

(b) The address of the principal place of business of:

(i)	Anvil is 3540 Clemmons Road, Suite 111, Clemmons, NC 27102;

(ii)	Hermitage, 2841 Reynolds Drive, Winston-Salem, NC 27104;

(iii)	Eastwind is 120 Club Oaks Court, Suite #200, Winston-Salem, NC 27104;

(iv)	Martha Sutton is 2822 Lazy Lane, Winston-Salem, NC 27106;

(v)	Richard Stevens is 718 Sunset Mtn Road, Boone, NC 28607;

(vi)	Jan E. Gordon is 3075 Rolling Woods Drive, Palm Harbor, FL 34683;

(vii)	Michael H. Dickson is 2549 Roveri Avenue, Apopka, FL 32712;

(viii)	Robert Dickson is P.O. Box 477, Palm Harbor, FL 34682;

(ix)	Harvey F. Gortner is 800 Snug Island, Clearwater Beach, FL 33767; and

(x)	Terri Kenefsky is 2925 P.O. Box 2925, Cashiers, NC 28717.

(c) The principal business of:

(i)	Anvil is investing in securities;

(ii)	Hermitage is investing in securities, real estate, and timber harvesting;

(iii)	Eastwind is investing in securities;

(iv)	Martha Sutton is retired;

(v)	Richard Stevens is a software developer at Richard Stevens, LLC;

(vi)	Jan E. Gordon is a member of the Issuer’s board of directors;

(vii)	Michael H. Dickson is retired;

(viii)	Robert Dickson is retired;

(ix)	Harvey F. Gortner is the general manager of Retlaw Limited Partnership; and

(x)	Terri Kenefsky is retired.

(d) – (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A annexed hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

(f) Each of the Reporting Persons who are natural persons are citizens of the United States. Anvil is a limited partnership organized in the state of North Carolina, and Eastwind is a limited liability company organized under the law of the state of North Carolina.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by Martha Sutton, Richard Stevens, Jan Gordon (including through trusts and a foundation), Michael Dickson, Robert Dickson, Harvey Gortner (through trusts) and Terri Kenefsky were acquired in part through gifts from JE Broyhill and Satie Hunt Broyhill, in part from or through the estates of JE Broyhill, Satie Hunt Broyhill, and certain other family members, and/or in part through personal funds.

Anvil was formed in 2009 and received its Shares pursuant to various transfers for investment purposes, including from J. Edgar Broyhill II. Hermitage was formed in 2015 and received its Shares pursuant to various transfers for investment purposes. Marilyn Broyhill Beach and Louise Robbins Broyhill both acquired Shares at the Issuer’s inception in 1981, which they subsequently transferred to Hermitage for investment purposes.

Eastwind was formed in 2001 and received its Shares pursuant to various transfers for investment purposes, and additional Shares were contributed to Eastwind in 2002.

Item 4.	Purpose of Transaction.

On February 8, 2021, the Reporting Persons entered into a common interest agreement (the “Agreement”), thereby forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that consists of the Reporting Persons (the “Group”). Pursuant to the rules of the SEC promulgated under the Exchange Act, the Group was deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by each member of the Group. The total number of Shares beneficially owned by the Group as of the date hereof is 2,821,271, or approximately 57.19% of the 4,933,281 common shares outstanding as of January 10, 2021, as publicly reported by the Issuer in its definitive proxy statement filed on January 29, 2021.

Under the Agreement, the Reporting Persons have agreed (i) to jointly seek additional information from the management of the Issuer regarding the performance and operations of the Issuer; (ii) to consider certain steps that may be necessary to preserve and enhance the value of the Issuer’s common stock, which may include, but are not limited to, (A) replacing the current board of directors of the Issuer, (B) proposing amendments to the Issuer’s articles of incorporation and bylaws, and (C) making changes in the Issuer’s investment policy, business or corporate structure, and (iii) to cause, at any meeting of shareholders of the Issuer called to vote upon the election and/or removal of directors of the Issuer or at any adjournment or postponement thereof or in any circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the election and/or removal of directors, (A) the Shares held by such Reporting Person to be counted as present for purposes of establishing a quorum; and (B) such Reporting Person’s Shares to be voted (1) in favor of the removal of any directors of the Issuer as agreed upon by the Reporting Persons; (2) in favor of any nominee for election to the Issuer’s board of directors chosen by the Reporting Persons; and (3) against any matter that could reasonably be expected to delay, prevent, impede or frustrate the matters contemplated by the Agreement. Each Reporting Person has also agreed that at any time a matter other than the election or removal of directors is submitted to the shareholders of the Issuer, each Reporting Person shall cause his, her or its Shares to be counted as present for purposes of establishing a quorum and shall vote (or cause to be voted) his, her or its Shares as may be agreed upon by the Reporting Persons from time to time, such agreement to be evidenced by approval of such Reporting Persons who are the holders of a majority of the Shares subject to the Agreement.

Pursuant to the Agreement, each of Anvil, Hermitage, Harvey F. Gortner and Terri Kenefsky constitutes and appoints as the proxy of such Reporting Person and grants a power of attorney to J. Edgar Broyhill II, and each of Eastwind, Martha Sutton, Richard Stevens, Jan Gordon, Michael Dickson and Robert Dickson constitutes and appoints as the proxy of such Reporting Person and grants a power of attorney to David Gilbert, in each case with respect to the matters set forth in the Agreement and authorizes Mr. Broyhill or Mr. Gilbert, as applicable, to represent and vote, if and only if such Reporting Person fails to vote, or attempts to vote (whether by proxy, in person or by written consent) in a manner which is inconsistent with the terms of the Agreement, all of such Reporting Person’s Shares in favor of the election and/or removal of persons as members of the board of directors of the Issuer and on such other matters submitted to the shareholders of the Issuer, each as determined pursuant to and in accordance with the terms and provisions of the Agreement. Each of the proxy and power of attorney granted pursuant to the Agreement shall be irrevocable unless and until the Agreement terminates or expires pursuant to its terms.

In addition, under the Agreement, each of the Reporting Persons has agreed to reimburse those Reporting Persons who have paid and will pay for the fees incurred for services by legal counsel and the forensic accounting firm performed pursuant to the Agreement, so that all costs will be shared in an amount based on the collective pro-rata ownership in the Issuer among the Reporting Persons. The foregoing obligations of each Reporting Person are several and not joint, and no Reporting Person shall be liable for the costs of any other Reporting Person. Such aggregate costs shall not exceed $160,000 without prior approval of the Reporting Persons.. The Agreement will generally terminate upon the earlier to occur of (i) the date on which the Reporting Persons mutually agree or (ii) the first anniversary of the date thereof, unless such date is extended by agreement of the Reporting Persons.

The foregoing description of the Agreement in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 99.1 and is incorporated by reference herein.

NEITHER THE AGREEMENT NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO SHAREHOLDER OF THE ISSUER IS REQUESTED TO JOIN THE AGREEMENT.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 4,933,281 shares of common shares outstanding as of January 10, 2021, as disclosed in the Issuer's definitive proxy statement filed on January 29, 2021.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the aggregate number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons have not entered into any transactions in the Shares during the past sixty (60) days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

As referenced in Item 2 of this Schedule 13D, the Reporting Persons have entered into a Joint Filing Agreement dated as of February 18, 2021, a copy of which is filed with this Schedule 13D as Exhibit 99.2, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto, and is incorporated herein by reference in its entirety in this response to Item 6.

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement dated February 8, 2021

99.2	Joint Filing Agreement dated February 18, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct as of the date of this Schedule 13D.

Anvil Venture Group, L.P.

By:	Anvil Management, LLC, its general partner

By:	/s/ J. Edgar Broyhill II
	Name:	J. Edgar Broyhill II
	Title:	Manager

Hermitage Court, LLC

By:	/s/ Marilyn Beach
	Name:	Marilyn Beach
	Title:	Manager

Eastwind Investments, LLC

By:	/s/ Martha Sutton
	Name:	Martha Sutton
	Title:	Managing Member

Martha Sutton

By:	/s/ Martha Sutton
	Name:	Martha Sutton

Richard Stevens

By:	/s/ Richard Stevens
	Name:	Richard Stevens

Jan E. Gordon

By:	/s/ Jan E. Gordon
	Name:	Jan E. Gordon

Michael H. Dickson

By:	/s/ Michael H. Dickson
	Name:	Michael H. Dickson

Robert Dickson

By:	/s/ Robert Dickson
	Name:	Robert Dickson

Harvey F. Gortner

By:	/s/ Harvey F. Gortner
	Name:	Harvey F. Gortner

Terri Kenefsky

By:	/s/ Terri Kenefsky
	Name:	Terri Kenefsky

SCHEDULE A

Managers and Officers of Anvil Venture Group, L.P.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
J. Edgar Broyhill II	Managing Partner of Anvil	3540 Clemmons Road, Suite 111, Clemmons, NC 27102	USA
James T. Broyhill	Retired	1244 Arbor Road Box A410, Winston Salem, NC 27104	USA

Managers and Officers of Hermitage Court, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Marilyn Beach	Manager of Hermitage	2841 Reynolds Drive, Winston Salem, NC 27104	USA

Managers and Officers of Eastwind Investments, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Martha Sutton	Retired	2822 Lazy Lane, Winston-Salem, NC 27106	USA
Rebecca S. Elliot	Retired	PO Box 704 Nellysford VA 22958	USA
Allene B. Stevens	Retired	153 Hillhaven Pl., SE, Lenoir, NC 28645	USA
James W. Stevens	Retired	2659 Club Park Road, Winston-Salem, NC 27104	USA